December 29, 2017

VIA EDGAR CORRESPONDENCE

Jay Williamson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Amplify ETF Trust File Nos.: 333-207937; 811-23108

Dear Mr. Williamson:

On behalf of the Amplify ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2017 for the purpose of registering shares of the Amplify Blockchain Leaders ETF (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). On December 22, 2017, you provided comments via telephone regarding the Registration Statement and the Fund’s response letter dated December 19, 2017 that was prepared in connection with comments prepared by the Commission dated December 15, 2017 (the “Initial Letter”). For convenience, we reproduce such comments below (in bold) and address each accordingly. Terms not defined herein have the meanings assigned to them in the Registration Statement.

General

1.	Please submit responses to the following comments via correspondence filed on EDGAR. To the extent that responses to the comments are accompanied by revisions to the Registration Statement, please include the revised disclosure with the response.

Response: Pursuant to the Commission’s request, the Fund submits its responses via this correspondence and has included any relevant disclosure.

Prospectus

Principal Investment Strategies

2.	The Fund’s proposed disclosure provided in response to Comment 6 in the Initial Letter states that “Blockchain Companies” are not part of an “industry or identified group of industries.” Please consider removing the statement as it is irrelevant to the definition of “Blockchain Companies.”

Response: In accordance with the Commission’s request, the “Principal Investment Strategies” section, provided on Exhibit A, has been revised to remove this reference.

3.	With respect to Comment 6 in the Initial Letter, the Fund’s proposed disclosure indicates that the Fund’s portfolio managers “define” whether a company is a “Blockchain Company.” Please change the word “define” to “determine” because the proposed disclosure already includes a definition of “Blockchain Companies.”

Response: The Fund has revised the description of its investment strategy to change this reference. The disclosure, provided on Exhibit A, has been revised accordingly.

4.	It is the Commission’s view that Rule 35d-1 of the 1940 Act (the “Names Rule”) applies to the proposed name of the Fund as a type of investment. Please refer to “Frequently Asked Questions about Rule 35d-1 (Investment Company Names) Question 6 (e.g. “small-cap funds”) (the “FAQs”). It is the Commission’s view that, in order for the Fund’s definition of “Blockchain Companies” to be counted as compliant with the requirements of the Names Rules, a blockchain company must have a material exposure to blockchain, and the Fund should have a reasonable basis for believing that the company has the requisite material exposure. Currently, the Fund’s definition of “Blockchain Companies” uses terms such as “actively engaged” in, and “profiting from,” blockchain technology. Such terms are too vague to meet the Names Rule requirements. Please revise the definition so that it only includes companies with material exposures to blockchain, and to indicate how the adviser determines the exposures are “material.”

Response: The Fund respectfully disagrees with the application of the Names Rule to the proposed name of the Fund. The Fund acknowledges that the Names Rule specifically requires a registered investment company with a name suggesting that the company focuses on a particular “type of investment” to invest at least 80% of its assets in the type of investment suggested by its name. However, the Fund believes that the application of the Names Rule to a particular type of investment is used in reference to a broad security investment type—i.e. stocks, bonds, funds, derivatives, etc. —each of which has its own general set of features, risk factors and ways in which Funds may invest. The Adopting Release for the Names Rule, when referring to a “type of investment”, specifically refers to the types of securities in a fund name that would be subject to the Names Rule (e.g., an investment company that calls itself the ABC Stock Fund, the XYZ Bond Fund, or the QRS U.S. Government Fund). The Adopting Release interchangeably refers to the “types of investment” with “types of security” for this analysis. In later interpretations of the Names Rule developed through the FAQs, the Commission refers specifically to subcategories of investments that are securities subject to the Name Rule. For example, the FAQs identify small-, mid- and large-cap stocks, as well as high-yield bonds as specific types of investments subject to the Names Rule. These types of investments are also securities types readily identifiable by industry indices, classifications used by mutual fund rating organizations and definitions used financial publications. In contrast, the FAQs specifically state that a Fund name connoting a type of investment strategy rather than a focus on a particular type of investment would not be subject to the Names Rule. The Fund believes that an investment strategy to invest in equity securities of companies actively involved in the development and utilization of blockchain-based technologies are in reference to an emerging technology strategy rather than a type of investment subject to the Name Rule.

The Fund recognizes that a particular fund name may be misleading under the antifraud provisions of the federal securities laws, even if it is not covered specifically by the Names Rule. The Fund has considered whether the name would lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments. The Fund believes that its focus on “leaders” of emerging blockchain technology accurately reflects the investment strategy of the Fund. As set forth on Exhibit A, the Fund has revised its “Principal Investment Strategy” description to further refine its investment strategy description. However, the Fund does not believe that Fund’s investment strategy must have any greater connection to blockchain technology than the connection described therein.

5.	Please explain how the Adviser determines that an issuer has material exposure to blockchain for each of the holdings listed on Exhibit A to the Initial Letter. For the purposes of this comment, it is appropriate to refer to the first five portfolio constituents on the list.

Response: Pursuant to the Commission’s request, the Fund has provided descriptions of how it has determined that the referenced holdings provide material exposure to blockchain on Exhibit B.

Principal Risks

6.	Based on the Fund’s model portfolio provided to the Commission as Exhibit A to the Initial Letter, the Fund appears to have material sector exposures to the financial and technology sectors. Please ensure that the Fund’s disclosures address these sector specific risks. The Commission is concerned that many of the companies in the Fund’s model portfolio have material activities and risks unrelated to blockchain technology, and that the amount of blockchain related investment exposure the Fund may have may not match investor expectations. Please advise, or revise as appropriate.

Response: Pursuant to the Commission’s request, the Fund has revised its risk factor disclosure to include specific disclosure relating to potential exposures to the financial and technology sectors. The Fund has additionally updated disclosure in its “Blockchain Investments Risk” to provide disclosure relating to the Fund’s investment exposure unrelated to blockchain technology. The disclosure, provided on Exhibit C, has been revised accordingly.

If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Walter L. Draney
Walter L. Draney

Enclosures

Exhibit A
Principal Investment Strategies

The Fund is an actively managed ETF that seeks to provide total return by investing at least 80% of its net assets (including investment borrowings) in the equity securities of [companies actively involved in the development and utilization of blockchain-based technologies.] The Fund may invest in non-U.S. equity securities, including depositary receipts.

The “blockchain” is a peer-to-peer shared, distributed ledger that facilitates the process of recording transactions and tracking assets in a business network. It derives its name from the way it stores transaction data – in blocks that are linked together to form a chain. As the number of transactions grow, so does the blockchain. Blocks record and confirm the time and sequence of transactions, which are then logged into the blockchain, within a discrete network governed by rules agreed on by the network participants. Although initially associated with digital commodities, it can be used to track tangible, intangible and digital assets and companies in all business sectors. Blockchains may also be private or public. The distinction between public and private blockchains is related to who is allowed to participate in the network, execute the consensus protocol and maintain the shared ledger. A public blockchain network is completely open and anyone can join and participate in the network. A private blockchain network requires an invitation and must be validated by either the network starter or by a set of rules put in place by the network starter.

In pursuing its investment strategy, the Fund’s portfolio managers seek investments in companies across a wide variety of industries that are leading in the research, development, utilization and funding of blockchain-based technologies. The Fund’s portfolio managers determine whether a company is eligible for investment by the Fund based upon an examination of whether a company is committing material resources to blockchain-based technologies in one or more of the following ways:

•	actively engaging in the research and development, proof-of-concept testing, and/or implementation of blockchain technology: the Fund’s portfolio managers review the scale, continuation and growth of such initiatives, and the dedication of organizational infrastructure (e.g. corporate divisions, number of employees) and capital to blockchain related activities.

•	profiting from the demand for blockchain-based applications such as transaction data, cryptocurrency and supply chain data: the Fund’s portfolio managers evaluate companies for both direct profitability, obtained by providing direct access to blockchain related technology, and indirect profitability, obtained by benefitting from cost reductions and economies of scale through blockchain technology implementation for its business.

•	partnering with and/or directly investing in companies that are actively engaged in the development and/or use of blockchain technology: the Fund’s portfolio managers review both the number and size of partnership and/or projects invested, including a company’s internal initiatives.

•	acting as a member of multiple consortiums or groups dedicated to the exploration of blockchain technology use: the Fund’s portfolio managers review the number of consortiums or groups and size of investments, including a company’s internal initiatives.

In reviewing the above criteria, the Fund’s portfolio managers actively evaluate the legitimacy of each potential portfolio company’s commitment to blockchain technologies. In addition, the Fund ‘s portfolio managers will exclude from the Fund’s portfolio equity securities of any companies that do not meet the following standards:

•	the security must be listed on a regulated stock exchange in the form of shares tradable for foreign investors without restrictions;

•	a security issued by a U.S. company must have a minimum market capitalization of at least $75,000,000 and a security issued by a non-U.S. company must have a minimum market capitalization of at least $100,000,000;

•	the security must have a minimum price at time of purchase of $3 per share at the time of investment; and

•	the security must have an average daily trading volume of at least $250,000 over the prior six months.

The Fund’s portfolio managers will further review these constituent companies and classify the companies into two groups:

•	Core: companies are designated as “Core” if they derive significant direct revenue from blockchain-related business and/or are among the largest five investors in blockchain-engaged companies, as defined by the portfolio managers.

•	Secondary: companies are designated as “Secondary” if the company directly invests or partners in blockchain technology companies, or participates in multiple blockchain industry consortiums.

The portfolio managers believe that an active management approach will enable the Fund to remain flexible and identify companies that are best positioned to profit from the developing blockchain technology space. The Fund’s portfolio managers will actively seek opportunities for the Fund to invest in new and emerging blockchain technology companies meeting the Fund’s eligibility criteria. Through portfolio management, the Fund’s portfolio managers believe that there will be opportunities to take advantage of market pricing dislocations, and to purchase, sell or weight the Fund’s portfolio holdings accordingly. The Fund’s portfolio managers will initially approach the weight the Fund’s portfolio with a 70% Core allocation and 30% Secondary allocation, with an equal weighting among holdings within such groups. However, the Fund’s portfolio managers will manage the portfolio to increase, decrease or eliminate weightings of the portfolio holdings, based upon its assessment of:

•	changes in a company’s business model or blockchain focused operations;

•	a company’s increase or decrease in blockchain related revenue;

•	public disclosures indicating that a company’s intent to engage in blockchain business enhancements;

•	financial fundamentals, such as price to earnings and potential revenue growth, relative to other blockchain universe constituents; or

•	unusual trading volumes and market pricing.

The Fund’s portfolio managers expect, under normal market circumstances, that the Fund’s portfolio will consist of 40 to 60 companies.

Concentration Policy. The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in an identified industry or group of industries.

Exhibit B
Investment Descriptions

For purposes of the investment descriptions below, the Fund refers to “public”, “private”, and hybrid “consortium” blockchain technologies as follows:

“Public Blockchain” - The Public Blockchain is fully decentralized open to the public, and serves as a platform for crypto currency. The general public can read, send and locate validly executed transactions valid. The consensus process is also open and decentralized.

“Private Blockchain” - A Private Blockchain is shielded by permissions in a closed structure similar to an intranet solution. Permissions are central to one organization and read permissions may be restricted.

“Blockchain Consortium” - A Blockchain Consortium is a hybrid approach where the consensus process is controlled by a pre-selected set of nodes, such as a consortium of 20 financial institutions, each of which operates a node, (e.g. requiring that 15 must sign every block for the block to be valid.) Three major consortia in existence today are: Hyperledger, Enterprise Ethereum Alliance and R3.

Citigroup Inc. “Citi” is a U.S. financial services corporation primarily involved with blockchain as a strategic investor Private Blockchains and Blockchain Consortiums. Since 2012, corporations have participated in more than 140 equity investments totaling almost $1.2 billion. According to data from research firm CB-Insights, the number of active corporate investors stands at 91 YTD in 2017, nearly eclipsing the involvement of venture capital. CB-Insights also lists Citigroup as one of the top five corporate investors in blockchain-focused companies. The Fund’s portfolio managers believe Citi will continue to support Private Blockchains rather than Public Blockchain prominent in cryptocurrencies as evidenced by its current investments. Citi is a direct investor in Digital Asset Holdings, LLC, R3 (R3CEV LLC), Chain Inc, Axoni and Cobalt. Citi is also a member of multiple Blockchain Consortia.

International Business Machines Corporation. “IBM” is an American multinational technology company with operations in over 170 countries. IBM is a leading provider of blockchain as a service (BaaS) and developer of “Fabric”, an open source application on the Hyperledger intended as the foundation for developing blockchain applications and solutions. IBM has implemented a significant corporate infrastructure to support its dedication to blockchain technology. Through its Fabric division, IBM employs blockchain professionals to develop and market BaaS. Additionally, IBM is partnering with companies, (Digital Asset Holdings, LLC Depository Trust & Clearing Corporation and SAP) that are actively engaged in the development or use of blockchain technology through Hyperledger, one of the three primary Blockchain Consortiums.

GMO Internet “GMO” is a publicly listed internet company in Japan with a current market capitalization of over $2 Billion USD. GMO has been actively engaged in public blockchain since 2016 and has recently launched a cryptocurrency blockchain mining operation. GMO has pursued other blockchain related business lines, including an exchange platform and bitcoin-focused payroll service. Although its focus is on Public Blockchains, the company is deriving revenue from providing access to cryptocurrencies through wallets, first launched in January 2017, and other services. GMO began offering blockchain operating systems in July 2017 to help track medical records on an encrypted blockchain. In September 2017, GMO initiated plans to produce chips for mining the public blockchains with a $90 million USD budget.

Overstock.com, Inc. “Overstock” is an internet retailer and, similar to Citi, Overstock is one of the five largest corporate investors in blockchain. Overstock has direct investment in startups Settlemint, Factorm, Ripio, Bitt, and Peer Nova through its blockchain-investment division Medici Ventures. Recenlty, Overstock engaged in a partnership with Hernando DeSoto to create a global real-estate registry using Public Blockchain.

Accenture PLC “Accenture” is a global management company that provides strategy, consulting, digital, technology and operations services. Accenture partners with companies such as Oracle and Microsoft to provide blockchain as a service applications. Accenture is involved with Hyperledger, Ripple, Enterprise Ethereum Alliance, and Digital Asset Blockchain Consortia.

Exhibit C
Revised Risk Factors

Blockchain Investments Risk. An investment in companies actively engaged in blockchain technology may be subject to the following risks:

•	The technology is new and many of its uses may be untested. The mechanics of using distributed ledger technology to transact in other types of assets, such as securities or derivatives, is less clear. There is no assurance that widespread adoption will occur. A lack of expansion in the usage of blockchain technology could adversely affect an investment in the Fund.

•	Theft, loss or destruction. Transacting on a blockchain depends in part specifically on the use of cryptographic keys that are required to access a user’s account (or “wallet”). The theft, loss or destruction of these keys impairs the value of ownership claims users have over the relevant assets being represented by the ledger (whether “smart contracts,” securities, currency or other digital assets). The theft, loss or destruction of private or public keys needed to transact on a blockchain could also adversely affect a company’s business or operations if it were dependent on the ledger.

•	Competing platforms and technologies. The development and acceptance of competing platforms or technologies may cause consumers or investors to use an alternative to blockchains.

•	Cybersecurity incidents. Cybersecurity incidents may compromise an issuer, its operations or its business. Cybersecurity incidents may also specifically target user’s transaction history, digital assets, or identity, thereby leading to privacy concerns. In addition, certain features of blockchain technology, such as decentralization, open source protocol, and reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response.

•	Developmental risk. Companies that are developing blockchain technology applications may not in fact do so or may not be able to capitalize on those technologies. Such companies may face political or legal challenges from competitors, industry groups or local and national governments.

•	Intellectual property claims. A proliferation of recent startups attempting to apply blockchain technology in different contexts means the possibility of conflicting intellectual property claims could be a risk to an issuer, its operations or its business. This could also pose a risk to blockchain platforms that permit transactions in digital securities. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in the viability of blockchain may adversely affect an investment in the Fund.

•	Lack of liquid markets, and possible manipulation of blockchain-based assets. Digital assets that are represented and trade on a blockchain may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers, and perhaps users. These conditions may not necessarily be replicated on a blockchain, depending on the platform’s controls and other policies. The more lenient a blockchain is about vetting issuers of digital assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of digital assets. These factors may decrease liquidity or volume, or increase volatility of digital securities or other assets trading on a blockchain.

•	Lack of regulation. Digital commodities and their associated platforms are largely unregulated, and the regulatory environment is rapidly evolving. Because blockchain works by having every transaction build on every other transaction, participants can self-police any corruption, which can mitigate the need to depend on the current level of legal or government safeguards to monitor and control the flow of business transactions. As a result, companies engaged in such blockchain activities may be exposed to adverse regulatory action, fraudulent activity or even failure.

•	Third party product defects or vulnerabilities. Where blockchain systems are built using third party products, those products may contain technical defects or vulnerabilities beyond a company’s control. Open-source technologies that are used to build a blockchain application, may also introduce defects and vulnerabilities.

•	Reliance on the Internet. Blockchain functionality relies on the Internet. A significant disruption of Internet connectivity affecting large numbers of users or geographic areas could impede the functionality of blockchain technologies and adversely affect the Fund. In addition, certain features of blockchain technology, such as decentralization, open source protocol, and reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response.

•	Line of Business Risk. Some of the companies in which the Fund will invest are engaged in other lines of business unrelated to blockchain and these lines of business could adversely affect their operating results. The operating results of these companies may fluctuate as a result of these additional risks and events in the other lines of business. In addition, a company’s ability to engage in new activities may expose it to business risks with which it has less experience than it has with the business risks associated with its traditional businesses. Despite a company’s possible success in activities linked to its use of blockchain, there can be no assurance that the other lines of business in which these companies are engaged will not have an adverse effect on a company’s business or financial condition.

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Financial Sector Risk. The Fund may have exposure to companies operating in the financial sector. Performance of companies in the financial sector may be adversely impacted by many factors, including, among others, changes in government regulations, economic conditions, and interest rates, credit rating downgrades, and decreased liquidity in credit markets. The impact of more stringent capital requirements and recent or future regulation of any individual financial company or of the financials sector as a whole cannot be predicted. In recent years, cyber attacks and technology malfunctions and failures have become increasingly frequent in this sector and have caused significant losses to companies in this sector, which may negatively impact the Fund.

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Technology Sector Risk. The Fund may have exposure to companies operating in the financial sector. Technology companies, including information technology companies, may have limited product lines, financial resources and/or personnel. Technology companies typically face intense competition and potentially rapid product obsolescence. They are also heavily dependent on intellectual property rights and may be adversely affected by the loss or impairment of those rights.